UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES, INC.
NEWPORT NEWS OPERATIONS SAVINGS
(401(k)) PLAN FOR UNION ELIGIBLE
EMPLOYEES
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014	4-11

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2014	12

SIGNATURE	13

EXHIBIT INDEX	14

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries, Inc. Newport News Operations Savings
(401(k)) Plan for Union Eligible Employees
Newport News, Virginia

We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
June 5, 2015

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013
($ in thousands)

	2014	2013
ASSETS:
Investments — at fair value:
Registered investment company funds	$73,017	$66,936
Collective trust funds	163,571	140,930
Huntington Ingalls Industries Fund	13,537	9,895

Total investments	250,125	217,761

Notes receivable from participants	21,254	18,397

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	271,379	236,158

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(1,051)	(556)

NET ASSETS AVAILABLE FOR BENEFITS	$270,328	$235,602

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014
($ in thousands)

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$14,000
Interest and dividends	817

Net investment income	14,817

Interest income on notes receivable from participants	861

Contributions:
Participant contributions	23,305
Employer contributions	12,459

Total contributions	35,764

Total additions	51,442

DEDUCTIONS:
Benefits paid to participants	16,416
Administrative expenses	300

Total deductions	16,716

INCREASE IN NET ASSETS	34,726

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	235,602

End of year	$270,328

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan was established by Newport News Shipbuilding and Dry Dock Company, effective July 1, 1992, as a defined contribution 401(k) plan that provides for tax-deferred savings with both a defined contribution 401(k) plan and an employee stock ownership plan ("ESOP"). The Plan sponsor is Huntington Ingalls Industries, Inc. ("HII" or the "Company").
All United Steelworkers of America, Local No. 8888, the International Association of Firefighters Local I-45, and the International Union Security, Police, and Fire Professionals of America Local 451 employees of the Company and its affiliates with at least 90 days of continuous service or 1,000 hours during a one-year period are eligible to participate in the Plan.
All of the Plan’s investments are participant-directed. Both the savings and the ESOP features are reported within the Plan’s financial statements. The Plan is administered by the HII Administrative Committee (the “Plan Administrator”). The trustee and record keeper for the Plan is Wells Fargo Bank, N.A. (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions — Plan participants may contribute from 1% to 30% of eligible compensation on a tax-deferred (pre-tax) basis through payroll withholdings. Active participants may change the percentage of their contributions at any time. The Company makes employer matching contributions to the Plan for participants covered under the terms of the Basic Labor Agreement between Huntington Ingalls Incorporated and the United Steelworkers of America and its Local 8888, the International Union Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451, and the International Association of Fire Fighters and its Local I-45 (the "Basic Labor Agreement"). Such employer matching contributions are 100% of the first 2% of the participant’s annual compensation, 50% of the next 2% of the participant’s annual compensation, and 25% of the next 4% of the participant’s annual compensation contributed to the Plan. All Plan contributions are subject to the limitations prescribed by the Internal Revenue Code of 1986 (the “Code”).
Certain employees hired or re-hired on or after January 1, 2010 are eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). RACs are calculated and credited for each payroll date.
The Company credits participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Percentage of
Participant's Age	Compensation
Less than 35	3
35–49	4
50 or older	5
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any employer contributions, and an allocation of the Plan’s earnings, and charged with the participant's withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own contributions (including any investment earnings thereon). Employer matching contributions become 100% vested upon the earlier of the participant’s attainment of two years of credited service as defined in the Plan document or normal retirement age (age 62). Full vesting of employer matching contributions also occurs upon termination of employment due to death, total disability, or a “reduction in force” as defined in the Basic Labor Agreement.
Plan participants are fully vested in their RAC, plus earnings thereon, upon the completion of three years of credited service.
Forfeited Accounts — Forfeitures of nonvested Company contributions plus earnings thereon may be used to reduce subsequent Company contributions. As of December 31, 2014 and 2013, forfeited accounts totaled approximately $170,000 and $53,000, respectively. During 2014, no forfeited nonvested accounts were used.
Investment Options — Upon enrollment in the Plan, participants may direct their contributions in 1% increments to any of the 21 investment options described in the Plan document. Participants may change their investment options on a daily basis.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $500 up to a maximum of 50% of their vested account balance or $50,000, whichever is less. A participant may not have more than one outstanding loan at any given time. The maximum loan period is four and a half years. Loans are secured by the assignment of the participant’s vested interest in the Plan and bear interest at a rate of prime plus 1%. Repayments are made through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2014, participant loans have maturities through 2019 at an interest rate of 4.25%.
Payment of Benefits — Distributions are generally made in a single lump sum payment as soon as practicable following termination of service, including layoff. However, a terminated participant under the age of 62 whose vested account balance exceeds $1,000 must consent to the distribution of his or her account balance prior to the date the participant attains age 62. Interests in the Company common stock fund are distributed in accordance with the ESOP plan provisions.
Withdrawals — A participant may withdraw all or a portion of his or her vested account balance, net of any loan balances, for any reason after reaching age 59 1/2 or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document), and such withdrawals are subject to tax withholdings as appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to a trustee agreement as directed and overseen by the HII Investment Committee (the "Investment Committee"). Investments in common stock are valued at the last reported sales price of the stock on the last business day of the Plan year. The shares of registered investment company funds are valued at quoted market prices, which represent the net asset values ("NAV") of shares held by the Plan at year end. Investments in the collective trust funds are valued based on the redemption prices of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Securities traded on a national securities exchange, including investments in common stock, are valued at their quoted market prices at the end of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Brokerage commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of a security are added to the cost of the security or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain or loss resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Expenses — Administrative expenses of the Plan may be paid either by the Plan or the Plan's sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Accounting Standards Update Not Yet Effective - The following accounting standards update is not effective until after December 31, 2015.
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). ASU No. 2015-07 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2 of the fair value hierarchy. In addition, the ASU impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are limited to investments that the entity has decided to measure using the practical expedient.  The new guidance is effective for public entities reporting periods beginning after December 15, 2015. The adoption will not have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits. Plan management is assessing the impact on the disclosures in the financial statements.
3.    INVESTMENTS
The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, have been separately identified by an asterisk (*) in the table below ($ in thousands):

	2014		2013
Wells Fargo Stable Return Fund	$75,100	*	$69,549	*
Fidelity Capital Appreciation	35,046	*	31,545	*
Wells Fargo S&P 500 Index Fund	26,358	*	22,576	*
Huntington Ingalls Industries Fund	13,537	*	9,895

The net appreciation in fair value of investments (including investments bought and sold, as well as held during the year) for the year ended December 31, 2014, was as follows ($ in thousands):

Registered investment company funds	$4,846
Collective trust funds	6,630
Huntington Ingalls Industries Fund	2,524
Net appreciation in fair value of investments	$14,000

4.	FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement ("ASC 820"), clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques under ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the Plan primarily include registered investment company funds based on pricing, frequency of trading, and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the Plan primarily include collective trust funds based on the use of net asset valuations derived by investment managers, domestic equity securities based on model-derived valuations, and common stock valued at quoted market prices. There are no unfunded commitments for these securities, and there are no participant or Plan-level redemption restrictions. The use of net asset value as fair value for the stable value return fund is deemed appropriate, because the underlying funds and contracts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.
Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan as of December 31, 2014 and 2013.
Transfers Between Levels - The Plan's policy is to recognize transfers in and transfers out of hierarchy levels as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers of investments between levels during the year ended December 31, 2014.
The following tables set forth by level the fair value hierarchy of the investments held by the Plan as of December 31, 2014 and 2013 ($ in thousands):

	As of December 31, 2014
	Level 1	Level 2	Total
Registered investment company funds:
Equity	$66,559	$—	$66,559
Fixed income	6,458	—	6,458

Total	73,017	—	73,017

Collective trust funds:
Equity	—	27,987	27,987
Asset allocation	—	48,411	48,411
Fixed income	—	12,073	12,073
Stable value fund	—	75,100	75,100

Total	—	163,571	163,571

Huntington Ingalls Industries Fund	—	13,537	13,537
Total	$73,017	$177,108	$250,125

	As of December 31, 2013
	Level 1	Level 2	Total
Registered investment company funds:
Equity	$61,004	$—	$61,004
Fixed income	5,932	—	5,932

Total	66,936	—	66,936

Collective trust funds:
Equity	—	23,997	23,997
Asset allocation	—	36,045	36,045
Fixed income	—	11,339	11,339
Stable value fund	—	69,549	69,549

Total	—	140,930	140,930

Huntington Ingalls Industries Fund	—	9,895	9,895
Total	$66,936	$150,825	$217,761

5.	INTEREST IN STABLE RETURN FUND
The Stable Return Fund (the "Fund") is a collective trust fund sponsored by the Trustee. Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). The Fund invests in assets, typically fixed income securities or bond funds, and enters into "wrapper" contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the trust for the underlying investments). To protect the participants' principal and accrued interest, the wrapper contract provides that the adjustments to the crediting rate will not result in a future interest crediting rate that is less than zero.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the trust are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the trust's statement of assets. If the adjustment from fair value to contract value is positive for a given contract, the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.
In certain circumstances, the amounts withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from a wrapper contract in order to switch to a different investment provider, or the adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
Average yields for the year ended December 31, 2014 are as follows:

Based on actual earnings	1.40%
Based on interest credited to participants	1.64%

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Plan investments include shares of Company common stock. The Huntington Ingalls Industries Fund held 118,076 and 105,839 shares of common stock of the Company with fair values of $13,279,000 and $9,527,000, as of December 31, 2014 and 2013, respectively. The Huntington Ingalls Industries Fund also held cash and cash equivalents with fair values of approximately $258,000 and $368,000 as of December 31, 2014 and 2013, respectively.
Plan investments also included shares of registered investment company funds and collective trust funds managed by the Trustee, which also qualify as party-in-interest transactions. Fees paid by the Plan for investment services were included as a reduction of the return earned on each fund. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.

8.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated September 25, 2014, in which the Internal Revenue Service ("IRS") determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code and will make any changes necessary to maintain such favorable terms. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following table reconciles net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013 ($ in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$270,328	$235,602
Adjustment from contract value to fair value	1,051	556

Net assets available for benefits per Form 5500	$271,379	$236,158

The following table reconciles net investment income per the financial statements to Form 5500 for the year ended December 31, 2014 ($ in thousands):

Net investment income per the financial statements	$14,817
Add: adjustment from contract value to fair value at December 31, 2014	1,051
Less: adjustment from contract value to fair value at December 31, 2013	(556)

Net income per Form 5500	$15,312

******

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

Employer ID No: 90-0607005
Plan No: 107

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
($ in thousands)

(a)	(b) Identity of Issue, Borrower,Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	Registered investment company funds:
	Fidelity	Capital Appreciation	**	$35,046
	American Funds	Europacific Growth Fund	**	9,566
	Principal	Midcap Fund	**	12,439
	PIMCO	Total Return Fund P	**	6,458
	Fidelity	Small Cap Discovery	**	9,508
				73,017
	Collective trust funds:
*	Wells Fargo	Stable Return Fund	**	75,100
*	Wells Fargo	S&P 500 Index Fund	**	26,358
*	Wells Fargo	U.S. Aggregate Bond Index Fund	**	12,073
	BlackRock	Lifepath Index 2025	**	8,569
	BlackRock	Lifepath Index 2020	**	7,850
	BlackRock	Lifepath Index 2030	**	5,310
	BlackRock	Lifepath Index 2050	**	6,865
	BlackRock	Lifepath Index 2045	**	3,912
	BlackRock	Lifepath Index 2035	**	3,764
	BlackRock	Lifepath Index 2055	**	7,251
	BlackRock	Lifepath Index 2040	**	2,826
	BlackRock	Lifepath Index Retirement	**	2,064
	BlackRock	International Equity Investment Fund	**	273
*	Wells Fargo	Russell 2000 Index Fund	**	483
*	Wells Fargo	S&P Midcap Index Fund	**	873
				163,571

*	Huntington Ingalls Industries Fund	482,923 units of HII common stock fund	**	13,537

*	Plan participants	Participant loans maturing 2015–2019 at an interest rate of 4.25%	**	21,254

	TOTAL			$271,379

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan For Union Eligible Employees

Date: June 5, 2015	By:	/s/ Barbara A. Niland
Barbara A. Niland
Corporate Vice President, Business Management and Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.